VIVIC CORP.

800 N Rainbow Blvd, Suite 208-29, Las Vegas, NV 89107, Tel: (702) 984-3984

August 16, 2017

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vivic Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed August 1, 2017

       File No. 333-219148

Dear Ms. Susan Block,

We received your letter dated August 11, 2017, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 1, 2017. In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comment as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to our prior comment one. While you state that you are not a blank check company because you have a stated purpose of commencing operations in the tourism business, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. For example, disclosures indicate that you are a development stage company with nominal operations since your incorporation on February 16, 2017, no revenues to date, dependence on proceeds from this offering to implement your plan of operations and a going concern opinion from your independent auditor. As such, we reissue our prior comment one. Please expand upon your legal analysis explaining why you do not think that Rule 419 of Regulation C under the Securities Act applies to this offering or revise the registration statement to comply with Rule 419.

Response:  Vivic Corp. is not a blank check corporation because:

1.

Our disclosures indicate that we are a start-up operating corporation rather than a development stage company with nominal operations.

2.

We have revenues to date and expanding our operations.

3.

Since inception, our management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding customers and concluding agreements with them.

4.

Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a blank check company.

5.

We are leasing a physical office in a business center.

6.

We have started operations and ongoing operation expenses became to be funded out of revenues.

7.

We continue to develop our business and negotiating new agreements with potential customers. We believe that revenue in the second quarter ending October 31, 2107 will be greater than in the first quarter.

Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” It is not relevant to us as we are not a developing stage company. We are operating company with a specific business plan that generating revenue. We have never indicated that our business plan is to merge with an unidentified company or companies. Moreover, we have indicated that we have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company on the cover page of the prospectus.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” We are not only a start-up company with specific business plans, but also started our operations and generating revenues.

This letter responds to your comment contained in your letter dated August 11, 2017.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Yoel Rosario Duran

Yoel Rosario Duran, President